UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rhino Resource Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y103

(CUSIP Number)

Bryan R. Lawrence

Rhino Resource Partners Holdings LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76218Y103

(1)	Names of Reporting Persons RHINO RESOURCE PARTNERS HOLDINGS LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
	(6)	Citizenship or Place of Organization Delaware
	(7)	Sole Voting Power 5,000,000
	(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 5,000,000
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 38.2% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Percentage of class calculated based on 13,098,353 total outstanding common units of the Issuer as of May 3, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2019.

This Amendment No. 2 amends the Schedule 13D with respect to the common units (“Common Units”), of Rhino Resource Partners LP, a Delaware limited partnership (the “Issuer”), previously filed by Rhino Resource Partners Holdings LLC, a Delaware limited liability company (the “Reporting Person”) on April 26, 2017, as amended by Amendment No. 1 previously filed by the Reporting Person on June 3, 2019 (the “Schedule 13D”). Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used and not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

On December 30, 2016, the Reporting Person, the Issuer, Rhino GP LLC, a Delaware limited liability company and general partner of the Issuer (“Rhino GP”), and Royal Energy Resources, Inc., a Delaware corporation (“Royal”) entered into an Option Agreement (the “Option Agreement”). Pursuant to the Option Agreement, the Issuer issued to Holdings 5,000,000 Common Units (the “Call Option Premium Units”) in exchange for the grant of an option to acquire approximately 97% of the issued and outstanding stock (the “Armstrong Stock”) of Armstrong Energy, Inc., a Delaware corporation (“Armstrong”), currently owned by the members of Holdings (the “Call Option”). The Issuer may exercise the Call Option (i) no earlier than the earlier to occur of (A) January 1, 2018 and (B) the termination of the Issuer’s revolving credit facility and (ii) no later than December 31, 2019. Upon exercise of the Call Option, the Issuer will issue to the Reporting Person that number of additional Common Units, which when added with the Call Option Premium Units, will result in the Reporting Person owning 51% of the fully diluted common units of the Issuer, in exchange for the Armstrong Stock. The Issuer’s ability to exercise the Call Option is conditioned upon, among other things, sixty (60) days having passed since the entry by Armstrong into an agreement with its bondholders to restructure its bonds.

Additionally, pursuant to the Option Agreement, the Issuer granted to Holdings a put option (the “Put Option”) whereby Holdings has the right, but not the obligation, to cause the Issuer to acquire the Armstrong Stock from Holdings under the same terms and conditions discussed above for the Call Option. The exercise of the Put Option is conditioned upon, among other things, the entry by Armstrong into an agreement with its bondholders to restructure its bonds.

The foregoing description of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Option Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2017, and is incorporated herein by reference.

On November 1, 2017, Armstrong, among other debtors, filed a petition in the United States Bankruptcy Court for the Eastern District of Missouri, seeking relief under Chapter 11 of Title 11 of the United States Code. The Bankruptcy Court ultimately confirmed the Debtors’ Third Amended Chapter 11 Plan on February 2, 2018.

On May 3, 2019, the Issuer, Rhino GP LLC, the general partner of the Issuer (“Rhino GP”), and Royal Energy Resources, Inc. (collectively, the “Plaintiffs”) filed a Verified Complaint (a public version of the Verified Complaint may be obtained at https://secure.fileandservexpress.com/Login/Login.aspx) against Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Yorktown Energy Partners IX, L.P., Yorktown Energy Partners XI, L.P., Yorktown Partners LLC (collectively, the “Yorktown Entities”), the Reporting Person, Weston Energy LLC (“Weston” and, together with the Yorktown Entities and the Reporting Person, the “Yorktown Defendants”), Bryan H. Lawrence, Bryan R. Lawrence, and Ronald Phillips (“Phillips”), in the Court of Chancery of the State of Delaware seeking rescission of the transactions contemplated by the Option Agreement and a related investment by Weston in Rhino’s Series A Preferred Units (the “Subject Transactions”) and claiming to have been damaged by alleged breaches of contract, fiduciary duties, undisclosed conflicts of interest, and related claims.

On May 31, 2019, the Yorktown Defendants’ Answer to the Verified Complaint (the “Answer”), an as-filed copy of which is attached hereto as Exhibit 1.1, was released from seal and made publicly-available. The Answer describes both legal infirmities and factual inaccuracies in the Complaint, which render the Plaintiffs’ claims to be without merit. As the Answer sets forth, the Yorktown Defendants did not breach any contracts, fiduciary duties, or otherwise injure the Plaintiffs. Further, not only were the allegedly hidden material relationships fully disclosed to the Plaintiffs (and an independent conflicts committee (the “Conflicts Committee”) of the Rhino GP Board of Directors (the “Board”)) prior to the Issuer entering into the Subject Transactions, but the acknowledgement of such disclosure was certified by the Issuer as part of the closing documents delivered at closing of the Subject Transactions. Contrary to Plaintiffs’ allegations: (i) the arrangements involving Phillips, on the one hand, and Yorktown Partners LLC and certain of its affiliates (collectively, “Yorktown”), on the other hand, were disclosed and known to the Issuer prior to the execution of the Option Agreement and related agreements that, together, comprised the Subject Transactions (the “Disclosed Arrangements”); (ii) Yorktown, through its counsel, affirmatively sought to confirm with the Issuer’s general counsel that the Board and the Conflicts Committee were fully aware of the Disclosed Arrangements; (iii) the Issuer’s general counsel confirmed to Yorktown’s counsel that the Board and the Conflicts Committee had in fact discussed and acknowledged the Disclosed Arrangements; (iv) the Issuer’s general counsel shared with Yorktown’s counsel minutes of the Board meeting and Conflicts Committee meeting of Rhino GP held on December 20, 2016 (the “Rhino Minutes”), which further confirmed to Yorktown that the Disclosed Arrangements had been discussed, considered and acknowledged by the Conflicts Committee and the Board; (v) certified copies of the Rhino Minutes were attached as part of the certificate provided by the Issuer (the “Rhino Certificate”) to Yorktown as a required closing deliverable in connection with the closing of the Subject Transactions; and (vi) Yorktown proceeded with the closing of the Subject Transactions relying on the accuracy and completeness of the Rhino Certificate and the Rhino Minutes. As the Rhino Minutes provide in relevant part:

“The Board discussed existing and potential conflicts regarding the Preferred Unit Purchase Agreement and Option Agreement and related transactions with respect to director Ron Phillips. These existing and potential conflicts relate to the economic interest and relationship of Mr. Phillips with Yorktown and/or its affiliated companies. Mike Thompson and David Hanig, as the sole members of the Conflicts Committee acknowledged the existing and potential conflicts involved, and voted to approve the Preferred Unit Purchase Agreement and Option Agreement, and the transactions contemplated thereby, including the related amendment to the Limited Partnership Agreement, and recommended such to the Board for full Board Approval.”

On June 28, 2019, the Yorktown Defendants filed their Opening Brief in Support of Motion for Judgment on the Pleadings, and Bryan H. Lawrence and Bryan R. Lawrence filed their Opening Brief in Support of Motion to Dismiss, an as-filed copy of which is attached as Exhibit 3.1.

The Chancery Court of the State of Delaware will ultimately render a decision regarding the allegations made in the Verified Complaint.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	The Yorktown Defendants’ Answer to the Verified Complaint (as-filed copy) (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Schedule 13D filed with the SEC on June 3, 2019).

Exhibit 2.1	Option Agreement dated as of December 30, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2017).

Exhibit 3.1	The Yorktown and Lawrence Defendants’ Opening Brief in Support of Motion for Judgment on the Pleadings and Motion to Dismiss (as-filed copy).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2019

RHINO RESOURCE PARTNERS HOLDINGS LLC

By:	/s/ Bryan R. Lawrence
Name: Bryan R. Lawrence
Title: Manager